EXHIBIT 99.1

For further information contact:

Connie Matsui, Senior Vice President,

Planning & Resource Development

(858) 431-8656

IDEC PHARMACEUTICALS TO RAISE $675 MILLION FROM OFFERING OF
ZERO-COUPON SENIOR CONVERTIBLE NOTES

San Diego, Calif. (April 23, 2002) — IDEC Pharmaceuticals Corporation (Nasdaq: IDPH) today announced that it intends, subject to market conditions, to raise approximately $675 million through an offering of 30-year zero-coupon senior notes that are convertible into shares of IDEC common stock.  IDEC may raise up to an additional $75 million upon exercise of an over-allotment option that it granted in connection with the offering.  IDEC expects to use a portion of the net proceeds from the offering to fund the repurchase of up to $135 million of its outstanding common stock simultaneously with the issuance of the notes and the remainder for general corporate purposes, including facilities expansion, capital expenditures and working capital.

Subject to market conditions, IDEC also intends to enter into negotiations with selected holders of its outstanding Liquid Yield Option™ Notes due 2019 to obtain their agreement to convert their LYONs into common stock.

This notice does not constitute an offer to sell or the solicitation of an offer to buy securities.  Any offers of the securities will be made only by means of a private offering memorandum.  The securities have not been, and will not be, registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

IDEC Pharmaceuticals focuses on the commercialization and development of targeted therapies for the treatment of cancer and autoimmune diseases.  IDEC’s antibody products act chiefly through immune system mechanisms, exerting their effect by binding to specific, readily targeted immune cells in the patient’s blood or lymphatic systems.

The statements made in this press release contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from IDEC’s expectations. For example, the timing, success and cost of preclinical research and clinical studies, the timing, acceptability and review periods for regulatory filings, the timing of and ability to obtain regulatory approval of products, the achievement of future product sales, the level of manufacturing performance and the risk factors listed from time to time in IDEC’s SEC filings including but not limited to its Annual Report on Form 10-K for the year ended December

31, 2001, may affect the actual results achieved by IDEC. These forward-looking statements represent the company’s judgment as of the date of this release. The company disclaims, however, any intent or obligation to update these forward-looking statements.

For a menu of IDEC’s current news releases and quarterly reports or to retrieve a specific release, call (888) 329-2309. On the Internet check the News Center at IDEC’s website: http://www.idecpharm.com

IDEC Pharmaceuticals is a registered U.S. trademark of the company. The company’s headquarters are located at 3030 Callan Road, San Diego, CA 92121.